November 14, 2024

John Anzalone
Chief Executive Officer
Invesco Mortgage Capital Inc.
1331 Spring Street, N.W.
Suite 2500
Atlanta, GA 30309

       Re: Invesco Mortgage Capital Inc.
           Registration Statement on Form S-3
           Filed November 6, 2024
           File No. 333-283034
Dear John Anzalone:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Mark C. Kanaly, Esq.